Exhibit 4.1

WESTERN CAPITAL RESOURCES, INC.

Description of Securities Registered

Pursuant to Section 12 of the Exchange Act of 1934

The following is a description of our common stock, our preferred stock, and certain material provisions of Delaware law, our Certificate of Incorporation (“Certificate”) and our corporate bylaws (“Bylaws”). The following is only a summary and is qualified by applicable law, our Certificate and our Bylaws. Copies of our Certificate and Bylaws are filed as exhibits to this Annual Report on Form 10-K.

General

Our authorized capital consists of 12.5 million shares of capital stock, $0.0001 par value per share. As of the close of business on March 31, 2021, we had outstanding 9,249,900 shares of common stock and the no other class or series of shares has been designated.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each issued and outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any then outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors (“Board”) out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to receive a proportionate share of our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

Pursuant to authority granted by our Certificate, our Board, without any action by our stockholders, may designate and issue shares in such classes or series as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights, provided they are consistent with Delaware law. The rights of holders of other classes or series of stock that may be issued could be superior to the rights of holders of our common stock. The designation and issuance of shares of capital stock having preferential rights could adversely affect other rights appurtenant to shares of our common stock. Furthermore, any issuances of additional stock (common or preferred) will dilute the percentage of ownership interest of then-current holders of our capital stock and may dilute our book value per share.

Anti-Takeover Provisions

The following is a description of certain provisions of the Delaware General Corporation Law and our Bylaws that are likely to discourage any unfriendly attempt to obtain control of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the Delaware General Corporation Law and our Bylaws.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by the corporation’s board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Bylaws

Certain provisions of our Bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our Board. In addition, these provisions also are intended to ensure that our Board will have sufficient time to act in what our Board believes to be in the best interests of us and our stockholders. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders. These provisions are summarized below.

Advance Notice Provisions for Raising Business or Nominating Directors. Section 2.13 of our Bylaws contain advance-notice provisions relating to the ability of stockholders to raise business at a stockholder meeting and make nominations for directors to serve on our Board. These advance-notice provisions generally require stockholders to raise business within a specified period of time prior to a meeting in order for the business to be properly brought before the meeting. Similarly, our Bylaws prescribe the timing of submissions for nominations to our Board and of certain factual and background information respecting the nominee and the stockholder making the nomination.

Number of Directors and Vacancies. Our Bylaws provide that the number of directors shall be determined from time to time by a resolution of the Board. The Bylaws also provide that our Board has the exclusive right, except as otherwise provided by our Certificate or applicable law, to fill vacancies, including vacancies created by any decision of our Board to increase the number of directors serving.

Certificate of Incorporation — Blank-Check Preferred Stock Power

Under our Certificate, our Board has the authority to establish by resolution different classes or series of shares. In addition, in connection with the creation of any such classes or series, the Board is authorized to determine and fix the number of shares to be included in such classes or series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences.

These provisions give our Board the power to approve the issuance of a series of preferred stock, or additional shares of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations or, alternatively, might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

3